EXHIBIT 3

Tele Centro Oeste Celular Participações S.A.
Public Company

AND

Telesp Celular Participações S.A.
Public Company

NOTICE OF MATERIAL FACT

Tele Centro Oeste Celular Participações S.A. (“TCO”) and Telesp Celular Participações S.A. (“TCP”, together with TCO, the “Companies”), in accordance with the notices of material facts published on January 16, 2003, March 24, 2003, April 11, 2003, April 25, 2003 and August 21, 2003, inform that they intend to carry out an operation of merger of TCO shares into TCP, thereby converting TCO into a wholly owned subsidiary of TCP (“Merger of Shares”), pursuant to the terms and conditions described as follows:

The Companies expect the Merger of Shares to align the interests of the Companies’ shareholders; to strengthen TCP’s shareholder base by merging its shareholders and those of TCO into a single listed company, with greater liquidity, and to unify, standardize and rationalize the general administration of TCP and TCO’s businesses. Furthermore, they expect the operation to enhance TCP and TCO’s corporate image, to offer the possibility to TCO stockholders of taking part directly in TCP’s business and to take advantage of any financial, operational and commercial synergies.

In the Merger of Shares, 1.27 TCP common shares shall be received for every TCO common share and 1.27 TCP preferred shares for every TCO preferred share (“Exchange Ratio”). The share fractions, resulting from converting the position of each TCO shareholder shall be supplemented, for the purposes of rounding up, through the transfer of shares (common or preferred, as the case may be) held by the TCP controlling stakeholder, Brasilcel, N.V.

The Exchange Ratio was defined based on the price of the TCO and TCP shares, plus a premium on the price of TCO shares equal to 15% of the ratio calculated on the basis of the price of said shares over the thirty (30) days preceding January 16, 2003. In the date it was defined, the Exchange Ratio represented the most beneficial exchange ratio of TCO stock for TCP stock (calculated on the basis of the market price) since the independent trading of these stocks was first started. Moreover, Economic and Financial Analyses prepared by Citigroup Global Markets Inc. and Merrill Lynch & Co. confirm that the proposed exchange ratio of 1.27 TCP stocks per every TCO stock provides equitable treatment to both TCO and TCP.

The political and equity-related advantages of the common and the preferred stock of TCO and TCP are identical. The stock to be issued by TCP as a result of the Merger of Shares shall be fully entitled to all dividends and interest on shareholders’ equity that may come to be declared and credited, as of their issuance.

It shall be unnecessary to alter TCP Bylaws in order to implement the Merger of Shares, other than by amending the value of its capital stock and the number of shares which represents it (as well as by the amendment in the number of shares of each type as a result of the Conversion, as defined below). TCO’s Bylaws, in turn, shall remain unaltered as a result of the Merger of Shares (other than through amendments that concern changes in its capital stock, resulting from the cancellation of its treasury shares). The amendment of its Bylaws resulting from its conversion into a wholly owned subsidiary shall be carried out later.

The TCO shares to be merged into TCP (as a TCP capital increase due to the Merger of Shares) were evaluated on the basis of its book value by KPMG Auditores Independentes (base date: June 30, 2003). The changes in TCO’s shareholders’ equity (proportional to the merged shares), occurred between the base date of the appraisal report at the book value and the General Shareholders’ Meeting date which approves the Merger of Shares, will be recorded as capital reserve (if positive), or against profits reserve (if negative).

At present, TCP’s capital stock stands at R$4,373,661,469.73. If all TCO common shareholders tender in the Tender Offer for TCO Shares, proposed by TCP (“TO”) and if the Merger of Shares does not result in the exercise of withdrawal rights in TCP and TCO,it is estimated that TCP’s capital stock shall increase by R$970,005,000.00, totaling R$5,343,666,469.73.

TCP’s capital stock is currently represented by 1,171,784,352,509 nominative shares, with no par value, of which 409,383,864,536 are common shares and 762,400,487,973 are preferred shares. If all TCO common shareholders tender in the TO, and if the Merger of Shares does not result in the exercise of withdrawal rights in TCP and TCO, and taking into account the Conversion described below, the company’s capital stock shall be represented by 1,466,856,555,987 nominative shares, with no par value, of which 977,895,199,562 are preferred shares and 488,961,356,424 are common shares. The final amounts will be released to the market after the conclusion of the TO. It is noted that shares issued by TCO held by TCP will be maintained in TCP’s equity and that TCO does not hold any share issued by TCP.

In order the render the Merger of Shares viable, TCP shareholders should approve the conversion of TCP preferred shares into TCP common shares (“Conversion”), given that the implementation of the Merger of Shares based on the Exchange Ratio would call for the issuing of a larger number of TCP preferred shares of stock than the limits in the prevailing legislation currently allow.

The volume of TCP preferred shares to be converted into TCP common shares shall be of, at most, 105,518,995 lots of 1,000 shares. This figure was defined based on the assumption that all TCO common shareholders adhere to the TO and that the withdrawal rights of holders of TCP common stock shall be exercised by all shareholders that are so entitled. The purpose of the calculation was to ensure that the legal limits of TCP share issuance are complied with on the occasion of the approval of the Merger of Shares. The exact number of preferred shares to be converted shall be defined once the final results of the TO are known.

Any holder of TCP preferred shares is entitled to perform the Conversion. In the case of holders of American Depositary Receipts (“ADRs”), they shall have to convert their ADRs into shares, prior to requesting the Conversion, as TCP has no ADR program for common stock.

If TCP shareholders request the conversion of a volume of preferred shares greater than the number of shares that the Companies wish to convert, the conversion shall be proportionately performed. Furthermore, if shareholders request a volume of preferred shares to be converted lower than the conversion cap, TCP’s controlling stakeholder (Brasilcel N.V.), whether directly or through its subsidiaries, shall convert a volume of preferred shares equal to what is required, in order to complete the number that is meant to be converted. The procedures for Conversion and the precise number of shares that shall be converted shall be announced following the completion of the TO, through the publication of a Notice to Shareholders.

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It should be emphasized that the book value at market prices, as calculated in a report prepared by KPMG Corporate Finance, is lower than the book value as of that same base date.

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Pursuant to the terms of Article 264 of the Brazilian Corporate Law, KPMG Corporate Finance prepared the appraisal reports necessary to the calculation of the exchange ratio based on TCO and TCP’s shareholders’ equities at market prices, with a base date of June 30, 2003 (“Exchange Ratio — Market Prices”). The calculated value of the Exchange Ratio — Market Prices was 1.24.

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Because of the established practices of the Sao Paulo Stock Exchange, TCP shares issued within the context of the Merger of Shares shall be traded under the TCO ticker up to the time when the Merger of Shares is ratified by TCP’s and TCO’s management, after the expiration of the period for exercising rights of withdrawal, or until the period of 10 (ten) days, established in Article 137, paragraph 3 of Corporate Law, has elapsed.

The Companies also inform that the Merger of Shares was preceded by (a) a meeting of the TCP Board of Directors, held on January 15, 2003, when the Merger of Shares and Exchange Ratio (as defined below) were approved; (b) meetings of the Boards of Directors of TCP and TCO, held on October 27, 2003, when the Merger of Shares, its terms and conditions and the acts and documents pertaining to it were approved; (c) meetings of the Fiscal Committees of TCP and TCO, held on October 27, 2003, to provide opinions on the terms and conditions of the Merger of Shares; (d) celebration of the Protocol of the Merger of Shares, dated October 27, 2003, by TCO and TCP; and (e) presentation of the joint Justification of both TCO and TCP management for the Merger of Shares, dated October 27, 2003.

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The Companies estimate that R$11,000,000.00 shall be spent on this operation, therein included the expenses with publications, preparation of the appraisal reports, economic and financial analyses, payment of auditors, appraisers, consultants and lawyers, both local and foreign, filing with the SEC and other related expenses.

KPMG Auditores Independentes, KPMG Corporate Finance, Citigroup Global Markets Inc. and Merrill Lynch & Co., the parties responsible for the appraisal reports and economic and financial analyses, hereby declare that there are no conflicts or communions of interests involving them, whether current or potential, with regard to TCO, TCP, Brasilcel N.V. (the TCP controlling stakeholders) or minority stockholders, nor with regard to the Merger of Shares.

Finally, the Companies inform that the Merger of Shares documents (protocol, justification and reports, among others) can be found on the TCP website (www.telespcelular.com.br) and the TCO website (www.tco.com.br). A copy of these materials can also be found on the CVM website (www.cvm.gov.br) and on the BOVESPA website (www.bovespa.com.br), as of this date. The Companies’ shareholders that wish to consult and examine the documents may do so at the Companies headquarters, its being required that they make an appointment with the respective Investor Relations departments of TCP (telephone number: (55 11) 5105-1182) and of TCO (telephone number: (55 61) 3962-7701).

Sao Paulo, October 28, 2003

Telesp Celular Participacoes S.A. Fernando Abella Garcia Investor Relations Director	Tele Centro Oeste Celular Participacoes S.A. Luis Andre Carpintero Blanco Investor Relations Director

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